EXHIBIT 99.1

Aleafia Health Opens the Market

TORONTO, April 11, 2019 (GLOBE NEWSWIRE) -- Aleafia Health Inc. (TSX: ALEF, OTC: ALEAF, FRA: ARAH) (“Aleafia Health” or the “Company”) opened the market at the Toronto Stock Exchange (“TSX”) in recognition of the Company successfully graduating to the TSX.

“Aleafia Health’s recognition as the top performing company on the TSX Venture Exchange, our successful graduation to TSX and the acquisition of Emblem are major catalysts and markers of success for our company,” said Aleafia Health Chairman Julian Fantino.

For Investor & Media Relations, please contact:
Nicholas Bergamini, VP, Public Affairs
416-860-5665
IR@AleafiaHealth.com

About Aleafia Health:

Aleafia Health is a leading, vertically integrated cannabis health and wellness company with four primary business units: Cannabis Cultivation & Products, Health & Wellness Clinics, Cannabis Education, and Consumer Experience with ecommerce, retail distribution and provincial supply agreements.

Aleafia Health owns three major cannabis product & cultivation, two of which are licensed and operational. The Company produces a diverse portfolio of commercially proven, high-margin derivative products including oils, capsules and sprays. Aleafia Health operates the largest national network of medical cannabis clinics and education centres staffed by MDs, nurse practitioners and educators.

Aleafia Health maintains a medical cannabis dataset with over 10 million data points to inform proprietary illness specific product development and treatment best practices. The Company is committed to creating sustainable shareholder value and has been named the 2019 top performing company of the year by the TSX Venture Exchange.

LEARN MORE: www.AleafiaHealth.com

A photo accompanying this announcement is available at http://www.globenewswire.com/NewsRoom/AttachmentNg/83fc9f2b-0e5c-4124-9da2-97a972a26e5e

The photo is also available at Newscom, www.newscom.com, and via AP PhotoExpress.